Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350, as adopted, Darin Billerbeck, Chief Executive Officer, and Perry J. Grace, Chief Financial Officer, of ZiLOG, Inc., each hereby certifies that to the best of his knowledge:

1) The Company's Annual Report on Form 10-K for the period ended March 31, 2007, to which this Certification is attached as Exhibit 32.1 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents in all material aspects the financial condition and results of operations of ZiLOG, Inc. for the period covered by the Report.

Date: June 22, 2007

By: /s/   PERRY J. GRACE
　　　　Perry J. Grace
　　　　Chief Financial Officer

By: /s/   DARIN BILLERBECK
　　　　Darin Billerbeck
　　　　President and Chief Executive Officer